Exhibit 99.2

Hexo Corp. Announces Proposed Public Offering

OTTAWA, April 8, 2020 — HEXO Corp. (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) today announced that it will be filing a preliminary prospectus supplement (the “Preliminary Supplement”) to its amended and restated short form base shelf prospectus dated December 14, 2018 (the “Base Shelf Prospectus”) relating to a proposed underwritten public offering (the “Offering”) of units of the Company (the “Units”).

The Offering is expected to be priced in the context of the market, with the final terms of the Offering to be determined at the time of pricing. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. The closing of the Offering will be subject to market and other customary conditions, including approvals of the Toronto Stock Exchange and the New York Stock Exchange.

In addition, the Company intends to grant the underwriters a 30-day option to purchase up to an additional 15% of the Units offered in the proposed Offering on the same terms and conditions.

The Company expects to use the net proceeds from the Offering for working capital and other general corporate purposes.

Canaccord Genuity Corp. and Canaccord Genuity LLC are acting as the lead underwriters for the Offering.

The Preliminary Supplement will be filed with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada, and with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s registration statement on Form F-10 (the “Registration Statement”) under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Preliminary Supplement, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Company and the proposed Offering. Prospective investors should read the Preliminary Supplement, the Base Shelf Prospectus and the Registration Statement and the other documents the Company has filed before making an investment decision.

Copies of the Preliminary Supplement, following filing thereof, and the Base Shelf Prospectus will be available on SEDAR at www.sedar.com and copies of the Preliminary Supplement and the Registration Statement will be available on EDGAR at www.sec.gov. Copies of the Preliminary Supplement, following filing thereof, the Base Shelf Prospectus and the Registration Statement may also be obtained in Canada from Canaccord Genuity Corp., 161 Bay Street, Suite 3000, Toronto, ON M5J 2S1 and in the United States from Canaccord Genuity LLC, 99 High Street, Suite 1200, Boston, Massachusetts 02110, Attn: Syndicate Department, by telephone at (617) 371-3900, or by email at prospectus@canaccordgenuity.com.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”), including statements regarding the terms, timing and potential completion of, and use of proceeds from, the Offering. Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements, including that the Offering may not be completed on the terms indicated or at all, the Company may be unsuccessful in satisfying the conditions to closing of the Offering and the Company’s use of proceeds of the Offering may differ from those indicated. Forward -looking statements should not be read as guarantees of future performance or results.

A more complete discussion of the risks and uncertainties facing the Company appears in the Preliminary Supplement, the Base Shelf Prospectus and the Registration Statement and in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:

Jennifer Smith

1-866-438-8429

invest@HEXO.com

www.hexocorp.com

Media Relations:

(819) 317-0526

media@hexo.com